EXHIBIT 99.3

[ACACIA RESEARCH CORPORATION LETTERHEAD]

NOTICE OF REDEMPTION TO HOLDERS OF
ACACIA RESEARCH-COMBIMATRIX COMMON STOCK

To Holders of Acacia Research-Combimatrix Convertible Securities:

All shares of Acacia Research-CombiMatrix common stock outstanding on [REDEMPTION DATE] will be redeemed in exchange for shares of common stock of Combimatrix Corporation. Each share of Acacia Research-CombiMatrix common stock shall be exchanged for one share of CombiMatrix Corporation common stock, as of the redemption date, [REDEMPTION DATE].

Your original stock certificates for Acacia Research-CombiMatrix common stock must be surrendered to the exchange agent at the following address:

[ADDRESS OF EXCHANGE AGENT]

Upon receipt of your original stock certificate(s) for Acacia Research-CombiMatrix common stock at the foregoing address, we will deliver to you an original share certificate for an equivalent number of shares of CombiMatrix Corporation common stock issued in the name of the record holder of the Acacia Research-CombiMatrix common stock.

Dividends on shares of Acacia Research-CombiMatrix common stock shall cease to be paid as of [REDEMPTION DATE], subject, however, to Section 2.4(f)(ix) of our Amended and Restated Certificate of Incorporation.

As of the date hereof, there are 41,507,579 shares of Acacia Research-CombiMatrix common stock issued and outstanding. In addition, there are warrants to acquire [13,601,863] shares of Acacia Research-CombiMatrix common stock, at exercise prices ranging from [$_____] to [$_____], with a weighted average exercise price of $1.09 per share, and there are options to acquire [8.6 million] shares of Acacia Research-CombiMatrix common stock at exercise prices ranging from $1.33 to $24.00, with a weighted average exercise price of $5.70.

We are exercising our right to redeem all of the issued and outstanding shares of Acacia Research-CombiMatrix common stock in accordance with Section 2.4(c) of our Amended and Restated Certificate of Incorporation. This notice is being delivered to you in accordance with Section 2.4(f) of our Amended and Restated Certificate of Incorporation.

You will be entitled to receive shares of common stock of CombiMatrix Corporation upon redemption only if you exercise your options into shares of Acacia Research-CombiMatrix Corporation common stock on or prior to the redemption date, [REDEMPTION DATE]. Following [REDEMPTION DATE], your warrant or option will be assumed by CombiMatrix Corporation, and CombiMatrix Corporation will issue to you a new warrant or option that may be exercised for shares of Combimatrix Corporation common stock on the same terms and conditions of your existing warrant or option. To receive your new warrant or option following the redemption date, you must forward your original warrant or option to the exchange agent at the foregoing address.

Accompanying this notice is a prospectus dated [DATE OF PROSPECTUS] regarding the issuance of CombiMatrix Corporation common stock to you in the event you exercise your warrant or option prior to the redemption date.

Sincerely,

Paul R. Ryan,
Chief Executive Officer

[DATE]
Newport Beach, California